EXHIBIT 99.1

PRESS RELEASE

Banro Provides Notice of Q1 2013 Financial Results Release
& Investor Conference Call Details

Toronto, Canada – May 3, 2013 – Banro Corporation (“Banro” or the “Company”) (NYSE MKT – “BAA”; TSX – “BAA”) intends to release its Q1 2013 financial results on Wednesday May 8, 2013 and follow with a conference call at 11:00am EST on Thursday May 9, 2013.

Q1 2013 Financial Results Conference Call Information

Toll Free (North America):	+1-800-757-5680
Toronto Local & International:	+1-416-981-9007

Q1 2013 Financial Results Conference Call REPLAY

Toll Free Replay Call (North America):	+1-800-558-5253	Passcode 21657111
Toronto Local & International:	+1-416-626-4100	Passcode 21657111

The conference call will replay will be available from 2:00pm EST on Thursday May 9, 2013 until 11:59pm EST on Thursday May 23, 2013.

For further information regarding this conference call, please contact Banro Investor Relations or visit the Company website, www.banro.com.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza oxide mine and development of three additional major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a proven management team with extensive gold and African experience, Banro's plans include the construction of its second gold mine at Namoya, at the south end of this gold belt, as well as the development of two other projects, Lugushwa and Kamituga, in the central portion of the belt. The initial focus of the Company is on oxides, which have a low capital intensity to develop but also attract a lower technical and financial risk to the Company as the Company develops this prospective gold belt. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:
Naomi Nemeth, Vice President, Investor Relations, +1 (416) 366-9189, +1-800-714-7938, Ext. 2802 or info@banro.com.